Exhibit 99.1

Notice to LSE and ASX

Rio Tinto plc - 2019 annual general meeting voting results

10 April 2019

The annual general meeting of Rio Tinto plc was held on 10 April 2019.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 1 to 16 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Perth, Australia on 9 May 2019.

The remaining resolutions 17 to 20 were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll were as follows:

Resolutions	For/Discretion (no of votes)	% for / discretion	Against (no of votes)	Total votes validly cast	% of issued share capital voted	Withheld*
17. General authority to allot shares	829,158,948	89.25%	99,828,549	928,987,497	73.48%	15,051,675
18. Disapplication of pre-emption rights	925,249,303	99.78%	2,083,062	927,332,365	73.35%	16,711,049
19. Authority to purchase Rio Tinto plc shares	734,289,456	79.06%	194,536,571	928,826,027	73.47%	15,217,689
20. Notice period for general meetings other than annual general meetings	878,298,677	94.55%	50,626,030	928,924,707	73.47%	15,119,617

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 8pm on 8 April 2019, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,273,704,745 (excluding Treasury shares 1,264,283,277).

The Company notes that Resolution 19 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against Resolution 19. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, have been submitted to the National Storage Mechanism and will be available for inspection at http://www.morningstar.co.uk/uk/NSM.

The addresses and accompanying presentation given by the chairman and the chief executive at the annual general meeting held today are available at http://www.riotinto.com/agm2019.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

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Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404